March 23,  2017

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549‑3010

Attention:   Ms. Jennifer Gowetski – Senior Counsel

RE:	Sterling Real Estate Trust
Form 10‑K for Fiscal Year Ended December 31, 2015
Response Dated January 23, 2017
File No. 000‑54295

Dear Ms. Gowetski:

On behalf of Sterling Real Estate Trust, a North Dakota real estate investment trust (the “Trust”), and with the Trust’s permission, we are responding to the comments contained in correspondence from Ms. Jennifer Gowetski dated March 9, 2017 (the “Comment Letter”) to the Trust’s  Form 10‑K for the Fiscal Year Ended December 31, 2015, filed on March 15, 2016 (the “Form 10‑K”) and regarding our Response dated January 23, 2017. For the Staff’s convenience, each response is preceded by the related Staff Comment.

Comment 1.      We note your response to Comment 1, including that your board “considers the potential impact the selected price will have on the coverage ratio and payout ratio at the desired yield” and the relationship between aggregate purchase price and valuation. With a view toward disclosure, please more specifically explain to us:

•

How your board uses its discretion to determine your estimated value per share, including who is responsible for recommending the NAV estimate and how they reach that determination based on your methodology;

Response 1.      The Trust’s board of trustees determines the Trust’s share price (and LLLP unit price).  The board typically determines the share price in March of each year. The trustees determine the price in their discretion and use data points to guide their determination which is typically based on a consensus of opinion.  In addition, the board considers how the price chosen will affect existing share and unit values, redemption prices, dividend coverage ratios, yield percentages, dividend reinvestment factors, and future UPREIT transactions, among other considerations and information.

Determination of price is a matter within the board’s sole discretion.  The Trust does not determine price based on any rote formula or specific factors.  At this time, no shares are held in street name accounts and the Trust is not subject to FINRA’s specific pricing requirements set out in Rule 2340 or otherwise.  Thus, the Trust does not employ any specific valuation methodology or formula.  Rather, the board looks to available data and information, which is often adjusted to comport more closely with the assets held by the Trust at the time of valuation.  The principal valuation methodology utilized is the NAV calculation/direct capitalization method.  The information made available to the Board is assembled by the Trust’s Advisor.

Securities and Exchange Commission

March 23,  2017

The Trust intends to add disclosure similar to the above response to its next filing that relates to a new price determination and its next annual report.

Comment 2.              •    The reasons for the change in your NAV calculation methodology from 2014 to 2015, and what quantitative impact the new methodology would have on your NAV for 2014 if applied to your 2014 NAV calculation;

Response 2.      Near the end of 2014, the Trust anticipated closing on a significant acquisition referred to as the Filister portfolio, sometime in December 2014.  It was expected that if this acquisition occurred that the Trust would need to use its available cash balances and available lines of credit to complete the acquisition; thus, subsequently, in order to pay down the lines of credit and have any borrowing capacity, the Trust expected that a share offering may be needed in early 2015. Thus, the Trust decided to calculate its share price in advance of year-end to accomplish this significant acquisition and to be able to resume normal acquisition activities as soon as possible thereafter in 2015.

In addition, the Trust changed the manner in which the mid-point cap rate was determined with the 2015 calculation.  Previously, the Trust used its weighted average cap rate as the high and the average cap rate paid by the Trust for properties held at the period end as the low with the mid-point rate calculated as what fell between the high and low rates that had been determined.  With the 2015 calculation, the Trust’s weighted average cap rate was used as the mid-point and the high and low cap rates were calculated as +/- 5% of the mid-point.  The Trust felt that this provided a more accurate range of cap rates to be used for the current calculation.

If the new methodology would have been applied to the 2014 NAV calculation, the Trust would have used the December 31, 2014 financial statement amounts, the mid-point cap rate would have be 7.58%; and the resulting NAV per common share would have been $10.38;  this is due to the fact that the Filister acquisition of $103,500,000 would have been included in the aggregate purchase price used to calculate the weighted average cap rate, however, only 12 days of revenue would have been included in the NOI used to calculate fair value. In addition, the debt acquired as a result of the Filister acquisition of $45.9 million and lines of credit used of $16.4 million were included in the tangible liabilities balance at December 31, 2014 which significantly impacts the NAV per common share.

Comment 3.              •    How the dividend discount model (DDM) is used to determine your estimated value per share and how you determined it was an appropriate method to use;

Response 3.      Because the board uses a discretionary process to determine the share price based on information provided by the Advisor; the Advisor provides the board with the dividend discount model as a secondary measure of value per share because it is a method that the board is familiar with.

Comment 4.              •    How the aggregate purchase price (as adjusted for related capital expenditures) of your properties and the value assigned to your properties impact the estimated value per share; and

Response 4.      Because the Trust uses a 12‑month historical trailing Net Operating Income to calculate the fair value of its Real Estate Investments for determination of its NAV, the fair value of properties acquired near year-end are negatively impacted by the limited amount of revenue recognized in the period ended. If significant property acquisitions are made near year-end, the impact on the NAV is more significant as well.

Securities and Exchange Commission

March 23,  2017

Because the Trust acquired the Filister portfolio December 19, 2014, only 12 days of revenue would have been included in the December 31, 2014 NOI used to calculate the fair value of real estate investments for the NAV, while the entire purchase price of $103,500,000 would have been included in the aggregate purchase price for December 31, 2014. This makes it appear that the aggregate purchase price is significantly more than the fair value, which is not the case.  If instead of using the 12‑month trailing NOI to calculate the fair value of the Filister portfolio the actual fair value of the Filister portfolio at December 31, 2014 (due to timing of the acquisition which equals the purchase price) were included in the Trust’s calculation, the fair value would have exceeded the aggregate purchase price by approximately $46.5 million.

The Trust also purchased Northland Plaza, a significant property, on August 13, 2015 for $52.5 million.  This acquisition in the third quarter impacted the calculation of fair value for the same reasons described above for the Filister portfolio.  If the actual fair value of the Northland Plaza property would have been used in the Trust’s calculation, the fair value would have exceeded the aggregate purchase price by approximately $69.3 million.

Comment 5.            •     How the figures presented in the table at the bottom of page 2 correspond to your financial statements for the respective periods.

Response 5.      The following two charts provide for a reconciliation of each of the components of NAV to the Trust’s respective financial statements.

For the 2015 share price calculation, the cut-off the Trust used was as of October 31, 2014:

		2015 Share Price
		Total NAV	NAV per
Component of NAV		Dollars	Common Share
Real Estate Investments	Fair value calculated (excludes cost of CIP and Land)	$548,151,153	$27.68
Affiliates	Investment cost net distributions and net income	15,903,393	$0.80
Cash	(a)	—	$—
Restricted cash	(b)	6,322,186	$0.32
Other tangible assets	(e)	5,364,631	$0.27
		575,741,363	$29.07

Tangible liabilities	(c)	261,839,032	$13.22
Affiliate debt		—	$—
		261,839,032	$13.22

Tangible Net Worth		$313,902,331	$15.85

Total shares/units outstanding at 12/31	(d)	19,804,000

Explanations and Tie-out - October 31, 2014 Financial Statements

(a) - CASH

Cash was estimated to be zero, as we knew we would be using the available cash for the Filister acquisition on December 19, 2014;  which is conservative based on known needs.

(b) - RESTRICTED CASH

Restricted cash balance as of October 31, 2014.

Securities and Exchange Commission

March 23,  2017

(c) - TANGIBLE LIABILITIES

Debt as of November 30, 2014, less estimated December principal payments plus estimated loan for Filister portfolio	$251,080,032
Other tangible liabilities (excludes unfavorable leases (intangible) as of October 31, 2014	10,759,000
$261,839,032

(d) - TOTAL SHARES AND UNITS OUTSTANDING

2014 estimated weighted shares and units per budget; based on historical activity to project anticipated year-end balance.

(e) - OTHER TANGIBLE ASSETS

Accounts receivable, notes receivable and prepaid expenses as of October 31, 2014.

For the 2016 share price calculation, the cut-off the Trust used was as of December 31, 2015:

		2016 Share Price
		Total NAV	NAV per
Component of NAV		Dollars	Common Share
Real Estate Investments	Fair value calculated (excludes dev. Land and CIP)	$721,033,441	$31.51
Affiliates	Fair value calculated	28,879,375	1.26
Cash	Agrees to 2015 Form 10-K	6,460,936	0.28
Restricted cash	Agrees to 2015 Form 10-K	6,114,887	0.27
Other tangible assets	(a)	7,845,311	0.34
		770,333,950	33.66

Tangible liabilities	(b)	403,077,143	17.62
Affiliate debt	(c)	11,829,944	0.52
		414,907,087	18.14

Tangible Net Worth		$355,426,863	$15.52

Total shares/units outstanding at 12/31	Actual shares and units outstanding at 12/31/15	22,879,409

Explanations and Tie-out – 2015 Form 10-K

(a) - OTHER TANGIBLE ASSETS
Due from related party	$59,606
Accounts receivables	3,432,862
Prepaid expenses	843,623
Notes receivable	650,899
Other assets	140,086
Land for development (at cost) - included in RE Investments on Form 10-K	2,246,297
CIP (at cost) - included in RE Investments on Form 10-K	471,938
$7,845,311

(b) - TANGIBLE LIABILITIES
Total Liabilities	$405,330,071
Less: intangibles - unfavorable leases net amortization	(2,252,928)
$403,077,143

(c) - AFFILIATE DEBT

This is debt on our unconsolidated affiliates; This is not found on our balance sheet as they are accounted for under the equity method.

Securities and Exchange Commission

March 23,  2017

If you have any questions in connection with the filing, please contact the undersigned at (612) 604‑6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

cc:     Ms. Stacie Gorman, via email